MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management Team invested in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 10/31/12

Ticker: MUNDX
CUSIP: 62613P202
Inception Date: 9/3/2004
Holdings: 29
2011 Turnover: 44%
Net Assets: $14.3 mil
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund.

And The Next President of The United States Is...

During election season, investors are often distracted by short-term political and economic forecasts.
History has shown the rewards of owning common stocks often reaped independently of uncertain political environments, like the one we find ourselves in now.
We select stocks for the Mundoval Fund that we believe offer excellent value for the long term, often spanning several political cycles. Our multi-year investment horizon is not influenced by the vagaries of election results.

We Elect to Invest Globally

Regardless of election outcomes, we believe global equities are a solid investment today because:

1. Stock dividend yields far surpass government and corporate bond yields. The average yield of all dividend-paying stocks in the S&P 500 is 2.66% versus 1.72% for the 10-year Treasurey (as of 10/31/12).
2. The number of global investment opportunties is expanding and in some cases, international businesses offer greater potential for growth.
3. Owning equities gives your money the potential to grow as the underlying businesses grow. Keeping assets idle and out of stocks risks letting inflation eat away at their future value and purchasing power.
4. Many investors and businesses are keeping cash "on the sidelines" in money market funds, CD's, savings accounts, and bond funds waiting for maket performance or election results to justify a reallocation to equities. As long-term investors, we've had success